Exhibit 99.3
Performance of Wipro Limited for Quarter ended September 30, 2007 October 19, 2007 Suresh C Senapaty Execuftive Vice President & Chief Financial Officer ©Copyright 2006 Wipro Ltd

Financial Summary of quarter ended September 30, 2007 (Indian GAAP) – Wipro Limited Consolidated Revenue 4,785 14% 35% Wipro Limited (Consolidated) Growth Growth Particulars Rs Crores QoQ YoY Profits Before Interest & Tax 853 17% 15% Profits After Tax 824 14% 18% Key Segmental Results Global IT Services 3,249 10% 726 14% Revenue Growth PBIT Growth Segment Rs Crores QoQ Rs Crores QoQ India, ME & Asia Pac IT Biz. 931 24% 69 22% Consumer Care & Lighting 373 59% 44 44% Note: Results of Infocrossing, acquisition in Global IT Services has been consolidated from Sept 20, 2007. Results of Unza, acquisitions in Consumer Care & Lighting have been consolidated from Aug 1, 2007.

Highlights for the quarter – Global IT business

WIPRO
Applying Thought

- Revenues at $**796.5** M (YoY growth of 35%), including $6.4 M from Infocrossing, ahead of guidance of $777 M for the quarter.
- Organic Revenue growth of **8.8%** sequentially in Global IT Services segment, comprised of **8.7%** in IT Services and **9.7%** growth in BPO.
- IT services revenue growth driven by **7.7% Volume Growth** and **1.9%** and **1.6%** improvement in our Onsite and Offshore Realizations respectively.
- During H1, Volumes have grown **32%** YoY and blended realization has improved by **1.6%** YoY.
- Business model demonstrates resilience- **expanded margins by 80 bps** in Q2 despite adverse impact of offshore salary increases.
- **Large deals** across verticals and service lines were the highlight of the quarter.
- Completed the Landmark Infocrossing Deal through a successful tender offer.
- For the quarter, Global IT services added **5,341 employees on net basis**, which comprised of **4,463** employees in IT services (including 926 from Infocrossing) and **878** employees in BPO. Net Addition during H1 at **9,660**, up 30% YoY.
- Revenues from **Fixed price projects** increased by about 200 bps, and **Offshore contribution** rose by 100 bps.
- **Attrition** in IT services dropped by 220 bps to 17.9%.

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Revenue Dynamics-Global IT Business § Verticals: . Financial Solutions delivered 11% seq growth and Enterprise Solutions grew 40% YoY . Within Enterprise Solutions, TMTS grew 12% seq, Energy & Utilities vertical grew 57% YoY, Manufacturing vertical grew 40% YoY § Differentiated Services: . Testing grew 13% seq, TIS grew 52% YoY, EAS Grew 47% YoY . Consulting grew 21% seq and 75% YoY, BPO grew 10% seq & 40% YoY § Geography: . Japan grew 26% seq, Europe grew 15% seq. Vertical distribution ( Q2 FY07) Geographical distribution ( Q2 FY07) ROW 2% Telecom Service Providers 8% Finance 24% Retail 9% Energy & Utilities 9% Manufacturing 10% TMTS 12% Product Engineering Services 25% Japan 3% Europe 32% North America 63% Others 3%

Customer Dynamics – Global IT business
§ Added 59 new clients, out of which 6 are from Fortune 1000/ Global 500 Corporations. § 33 new customers were in the Enterprise business; 32 of the new customers were from North America. § We have 9 clients $50 M run-rate, 34 clients with $20-$50 M in Revenues run-rate (added 3 during the quarter) and 307 customers with $1 Mn Revenue run-rate (vs. 281 in Q1). § Major wins during the quarter included: § Infocrossing Inc, the newly acquired Wipro subsidiary, was awarded a $275 million contract to provide fiscal agent services to Missouri HealthNet program into 2014. § A large Total Infrastructure Outsourcing order from a U.S.-based Technology company for $160 million spread over seven years and encompassing end-to-end IT Infrastructure Management. § A 2-year engagement with a leading Insurance company in US, TCV of more than $50 million for implementation of Billing solution and provision of Business testing services. § Multi-year engagement with one of the leading US retailers to implement an organization-wide Oracle Retail solution to transform the retailer’s Merchandise Management and streamlining its business operations. § Multi-year Managed Services engagement with a diversified global financial services company headquartered in US and having global operations.

Other Highlights – Global IT business
§ Wipro and SAP AG announced an expansion of their existing partnership with Wipro becoming a SAP global services partner. Wipro will establish a solutions lab in Bangalore to showcase the benefits of Enterprise Service-Oriented Architecture, industry best practices and innovative service-delivery models. § Lockheed Martin, the world’s largest defense contractor announced the opening of its Network Centric Operations Centre in Gurgaon, India in partnership with Wipro. § Announced the launch of Mission10x, an outcome of our Quantum Innovation program, aimed at promoting systemic changes to current teaching-learning paradigms in Engineering Education. § Launched the first ever global awards to recognize best practices in co-innovation and global sourcing. The Applied Innovation Awards for Business Excellence in collaboration with the IT Association of America, International Association of Outsourcing Professionals and Forbes.com received an overwhelming response from leading innovative organizations from across the globe. § Also launched its Applied Innovation Council, a high-level forum comprising of Wipro customers, industry experts, analysts and thought leaders to facilitate dialog on the theme of Applied Innovation § Wipro’s first US development centre opened in Atlanta, Georgia; a near-shore center in Monterrey, Mexico was also set up during the quarter.

Awards & Recognitions – Global IT business
§ Wipro & Nortel won the “Best Offshore award” at the distinguished 2007 Outsourcing Excellence Awards for 360-degree engagement model spanning 16 years. § Awarded Microsoft ‘Top Partner’ Award for exceptional work in closing deals and taking the partnership to the next level. § Ranked 5th in Asia Pacific region and 20th globally ‘Top Companies for Leaders’ 2007 Survey conducted by Hewitt Associates, Fortune Magazine, and The RBL Group among 563 participating companies globally. § Named one of 10 technology companies to watch by Bank Technology News in August 2007, the only Indian IT company to feature in this elite industry ranking. § Positioned as a Strong Performer in “The Forrester Wave™: Security Consulting, Q3 2007”, Forrester Research, September, 2007, Wipro being the only Indian Company to feature in the report. § Ranked as the leader among offshore call center firms in the customer and business awards category in the Annual Offshore 100 ranking of top global suppliers by Managing Offshore and offshore outsourcing advisory expert neoIT. § Won the “Energy Efficient Unit Award” at the National Award for Excellence in Energy Management 2007 conducted by CII – Godrej GBC. Wipro’s New Development Center in Cochin achieved Gold Rating in the Leadership in Energy and Environment Design (LEED) category from US Green Building Council

Key Highlights – Wipro Infotech
§ For the quarter, Wipro Infotech recorded revenues of Rs.9,312 Mn, a growth of 72% YoY, and PBIT of Rs. 691 Mn, a growth of 48% YoY. Grew 3X Industry growth-rate during H1. § Services business contributed 31% to total Revenue during the quarter and grew by 40% yoy.
§ Key Customer wins:
. Comprehensive SAP implementation project at ITC . Next generation e-commerce platform creation for Future E-Commerce Infrastructure . People Soft HRMS implementation at J&K Bank . Infrastructure integration projects for BSNL, Indian Overseas Bank and Bhilai Steel Plant.
§ Awards & Recognitions:
. Oracle named Wipro Infotech as System Integration Partner of the Year in APAC region.
. Symantec recognized Wipro Infotech as the largest Enterprise Partner in India.

Other Highlights Wipro Consumer Care and Lighting (WCCL) § For the quarter, Wipro Consumer Care and Lighting recorded Revenues of Rs. 3,726 million, a growth of 84% YoY and PBIT of Rs. 440 million, a growth of 79% YoY. § Results of Unza, a leading Personal Care Company based in Singapore acquired during the quarter, have been consolidated from August 1, 2007. § Unza continued to see good underlying value growth in Malaysia, Hong Kong, Singapore and China. Key drivers of growth were Enchanteur and Safi brands. Eversoft a key brand of Malaysia was also re-launched in September’07. § Our domestic business continued its robust revenue growth at 25% YoY, our 16th consecutive quarter of 20%+ growth. § The Q2 domestic growth was spearheaded by flagship brand Santoor with a 28% growth and growth in Institutional Lighting of 46%. Wipro Infrastructure Engineering (WIN) § Wipro Infrastructure Engineering (WIN) organic revenues grew 34%. § Undisputed No. 2 player globally in hydraulic cylinder business. § Integration of Hydrauto progressing well with planned synergies being realized.

Summary
Wipro well positioned to deliver strong value for its stakeholders
§ Track record of consistent growth continues – Global IT business continues to witness broad-based growth with drive towards operational excellence. § Differentiated service lines continue to demonstrate significantly higher growth. § Balanced focus on both organic and inorganic growth working well. § Successfully completed largest IT Services acquisition from India, Infocrossing. § Won several Large Deals in H1 including $275 million from Missourie Healthnet and 2 deals in Enterprise Solutions with combined Contract Value of $290 million. § Wipro Infotech generating momentum with marquee wins across geographies. § WCCL and WIN growing well ahead of industry growth rates. Thank You

Supplemental Data
§ Financial Results as per US GAAP
§ Key Operating Metrics in Global IT business
§ Key Client Metrics

Financial Summary of quarter ended September 30, 2007 (As per US GAAP)

WIPRO
Applying Thought

Wipro Limited (Consolidated)

Particulars	Rs Crore	Growth QoQ	Growth YoY
Revenue	4,728	13%	35%
Profits Before Interest & Tax	816	19%	9%
Profits After Tax	812	14%	17%

Key Segmental Results

Segment	Revenue Rs Cr	Growth QoQ	PBIT Rs Cr	Growth QoQ
Global IT Services	3,245	10%	716	15%
India, ME & Asia Pac IT Biz.	878	33%	59	18%
Consumer Care & Lighting	355	60%	42	38%

Note: Results of Infocrossing, acquisition in Global IT Services has been consolidated from Sept 20, 2007. Results of Unza, acquisitions in Consumer Care & Lighting have been consolidated from Aug 1, 2007.

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Key Operating Metrics in Global IT Business for quarter ended September 30, 2007

Particulars	Sept 07	June 07	Sept 06
Revenue Break-down:			
Tech. Services	32.7%	32.8%	35.6%
Financial Solutions	24.2%	23.8%	22.6%
Enterprise Solutions	43.1%	43.4%	41.8%
North America	62.5%	65.0%	64.7%
Europe	31.8%	30.2%	30.1%
Japan	3.3%	2.8%	3.7%
Others	2.4%	2.0%	1.5%
Onsite Revenue (IT Services)	54.2%	55.2%	54.9%
Offshore Revenue (IT Services)	45.8%	44.8%	45.1%
People related			
No of people (Quarter end data)			
IT Services	57,536	53,073	45,824
BPO Services	19,942	19,064	15,355
Total	77,478	72,137	61,179
Net Addition during the quarter			
IT Services	4,463	2,719	5,328
BPO Services	878	1,600	(584)
Total	5,341	4,319	4,744

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Key Client Metrics in Global IT Business for quarter ended Sept 30, 2007

Particulars	Sept 07	June 07	Sept 06
Customer Concentration			
Top Customer	2.9%	3.1%	3.3%
Top 5	13.6%	13.6%	14.4%
Top 10	23.3%	24.1%	24.7%
Active Customers	681	647	612
No. of New Customers	59	39	54
Revenue from New Customers	1.6%	0.5%	2.3%
Customer Size Distribution			
>$ 50 M	9	10	8
$20 -50Mn	34	31	27
$10-$20Mn	34	36	30
$5-$10Mn	41	34	37
$3-$5Mn	54	44	37
$1-$3Mn	135	126	104
Total >$1Mn	307	281	243

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